UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

____________________

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 5)

The Edelman Financial Group Inc.

(Name of the Issuer)

The Edelman Financial Group Inc.

Summer Holdings II, Inc.

Summer Merger Sub, Inc.

LEP Summer Holdings, LLC

Thomas H. Lee

George L. Ball

Joseph Bottazzi, II

Fredric M. Edelman

The Edelman Financial Center, Inc.

Bruce R. McMaken

Edward P. Moore

Ben T. Morris

Lesley V. Roberts

Don A. Sanders

The 2003 Sanders Children’s Trust

The Edelman Financial Center, LLC

Edelman Financial Services, LLC
Rick Berry
Domenico Conti

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01

(Title of Class of Securities)

27943Q105

(CUSIP Number of Class of Securities)

The Edelman Financial Group Inc. 600 Travis, Suite 5800 Houston, TX 77002 Attn: John T. Unger Telephone: (888) 752-6742	Summer Holdings II, Inc. Summer Merger Sub, Inc. LEP Summer Holdings, LLC 650 Madison Avenue, 21st Floor New York, NY 10022 Attn: Joseph B. Rotberg Telephone: (212) 888-1500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

Copy To:

Thompson & Knight LLP 333 Clay Street, Suite 3300 Houston, TX 77002 Attn: Amy R. Curtis and Timothy T. Samson Telephone: (214) 969-1763 and (713) 951-5842	Vinson & Elkins LLP Trammell Crow Center 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Attn: Alan J. Bogdanow and Stephen M. Gill Telephone: (214) 220-7857	Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Attn: Robert D. Goldbaum Telephone: (212) 373-3028	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: David N. Shine Telephone: (212) 859-8000

_________________________________________

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$267,273,021	$30,630

(1)	For purposes of calculating the filing fee, the transaction value was determined based upon the sum of (A) 29,597,807 shares of common stock multiplied by the merger consideration of $8.85 per share; (B) 20,000 options to purchase shares of common stock multiplied by $0.94 per share (which is the difference between the merger consideration and the weighted average exercise price of $7.91 per share); and (C) $5,313,629, the amount expected to be paid to holders of restricted stock units ((A), (B) and (C) together, the “Transaction Valuation”).

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c) and the Securities and Exchange Commission Fee Rate Advisory #3 for fiscal year 2012, was determined by multiplying the Transaction Valuation by .0001146.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,629.49

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: The Edelman Financial Group Inc.

Date Filed: May 16, 2012

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the transaction; (ii) passed upon the merits or fairness of the transaction; or (iii) passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) The Edelman Financial Group Inc., a Texas corporation (the “Company”) and issuer of the common stock that is subject to the Rule 13e-3 transaction; (b) Summer Holdings II, Inc., a Delaware corporation (“Parent”); (c) Summer Merger Sub, Inc., a Texas corporation and a wholly owned subsidiary of Parent (“Merger Sub”); (d) LEP Summer Holdings, LLC, a Delaware limited liability company; (e) Thomas H. Lee; (f) George L. Ball; (g) Joseph Bottazzi, II; (h) Fredric M. Edelman; (i) The Edelman Financial Center, Inc., a Delaware corporation; (j) Bruce R. McMaken; (k) Edward P. Moore; (l) Ben T. Morris; (m) Lesley V. Roberts; (n) Don A. Sanders; (o) The 2003 Sanders Children’s Trust dated January 1, 2003; (p) The Edelman Financial Center, LLC; (q) Edelman Financial Services, LLC; (r) Rick Berry; and (s) Domenico Conti.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

The information contained in this Schedule 13E-3 concerning the Company was supplied by the Company, and the information contained in this Schedule 13E-3 concerning each filing person other than the Company was supplied by each such filing person.

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Item 15. Additional Information.

On September 13, 2012, at a special meeting of the Company’s shareholders, the Company’s shareholders approved the Agreement and Plan of Merger (the “merger agreement”), dated as of April 16, 2012, by and among the Company, Parent and Merger Sub.

On September 20, 2012, the Company and Merger Sub filed a Certificate of Merger with the Texas Secretary of State, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving entity (the “merger”).

Pursuant to the terms of the merger agreement, as a result of the merger, each share of the Company’s common stock, $0.01 par value per share (the “common stock”), was converted into the right to receive $8.85 in cash, without interest (the “merger consideration”). The following shares of common stock were not converted into the right to receive the merger consideration in connection with merger: (a) shares owned by any of the Company’s shareholders who properly exercise dissenters’ rights under Texas law, (b) shares owned by the Company (as treasury stock or otherwise) or any of its subsidiaries, other than shares held by Sanders Morris Harris Inc., a wholly owned subsidiary of the Company, in its proprietary trading account immediately prior to the completion of the merger, (c) shares owned by Parent or Merger Sub, including certain shares to be contributed to Lee Summer, LP, a Delaware limited partnership and indirect parent of Parent, immediately prior to the completion of the merger by: George L. Ball, Chairman of the board of directors of the Company; Joseph Bottazzi, II, Chief Communications Officer of the Company; Bruce R. McMaken, Executive Vice President-Corporate of the Company; Ben T. Morris, Vice Chairman of the Company’s board of directors; Lesley V. Roberts, Chief of Staff and Chief Operations Officer of Edelman Financial Services, LLC, a subsidiary of the Company; Don A. Sanders, Vice Chairman of the Company’s board of directors; and Don V. Weir as Trustee to The 2003 Sanders Children’s Trust dated January 1, 2003 (collectively, the “Rollover Investors”) and certain other employees electing to contribute shares.

In addition, each outstanding option to purchase shares of common stock granted under the Company’s equity incentive plans, whether or not then vested or exercisable, was cancelled as of the effective time of the merger. The holder of such stock option is entitled to receive a cash payment, equal to the product of (a) the excess, if any, of the $8.85 per share merger consideration over the applicable per share exercise price of such stock option, multiplied by (b) the number of shares of common stock such holder could have purchased had such holder exercised such option in full immediately prior to the effective time of the merger, without interest. Each outstanding share of restricted stock granted under the Company’s equity incentive plans, to the extent not previously earned and vested, became fully earned and vested as of the effective time of the merger. The holder of such restricted stock is entitled to receive, in exchange for such restricted stock, a cash payment equal to the product of (a) the number of restricted shares that have not been settled or paid immediately prior to the effective time of the merger, multiplied by (b) the $8.85 per share merger consideration, without interest. Each outstanding restricted stock unit award representing the right to receive shares of common stock granted under the Company’s equity incentive plans vested and was cancelled as of the effective time of the merger. The holder of such restricted stock unit award is entitled to receive a cash payment equal to the product of (a) the number of units covered by such restricted stock unit award, multiplied by (b) the $8.85 per share merger consideration, without interest.

As a result of the merger, the Company’s common stock will cease to trade on the NASDAQ Global Select Market (“NASDAQ”) and NASDAQ will file an application on Form 25 with the SEC to report that the Company’s common stock is no longer listed on NASDAQ. The Company expects to file a Certificate and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Company common stock under Section 12 of the Exchange Act and suspend the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act as soon as practicable.

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Item 16. Exhibits.

Exhibit Number	Description
(a)(1)	Not applicable
(a)(2)(i)	Definitive Proxy Statement of The Edelman Financial Group Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 10, 2012 (the “Proxy Statement”)
(a)(2)(ii)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement
(a)(2)(iii)	Letter to Shareholders, incorporated herein by reference to the Proxy Statement
(a)(2)(iv)	Notice of Special Meeting of Shareholders, incorporated herein by reference to the Proxy Statement
(a)(2)(v)	Press Release by The Edelman Financial Group Inc. dated April 16, 2012, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(a)(2)(vi)	Internal Employee Announcement dated April 16, 2012, incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(a)(2)(vii)	Employee FAQ, incorporated by reference to the Current Report on Form 8-K filed by The Edelman Financial Group Inc. with the Securities and Exchange Commission on April 16, 2012
(a)(2)(viii)	Current Report on Form 8-K filed by The Edelman Financial Group Inc. with the Securities and Exchange Commission on April 16, 2012, incorporated by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	None
(b)(1)	Financing Commitment dated April 16, 2012 by and between Summer Holdings II, Inc. and Fortress Credit Co LLC*
(b)(2)	$46.4 Million Senior Subordinated Note Purchase Facility Commitment Letter dated April 16, 2012 by and between Summer Holdings II, Inc. and Ares Mezzanine Partners, L.P.*
(b)(3)	Sale of Interests by SMH SPEADV LLC in Retiring Partner Agreement Commitment Letter by and between Summer Holdings II, Inc. and Fortress Credit Corp.*
(c)(1)	Opinion of Stephens Inc. dated April 13, 2012, incorporated herein by reference to Annex B of the Proxy Statement
(c)(2)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated November 21, 2011*
(c)(3)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated January 25, 2012*
(c)(4)	Presentation of Stephens Inc. to the Special Committee, dated April 13, 2012*
(c)(5)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated November 14, 2011**
(c)(6)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated December 14, 2011**
(c)(7)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated December 20, 2011**
(c)(8)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated January 18, 2012**
(c)(9)	Preliminary Discussion Materials of Stephens Inc. to the Special Committee, dated March 20, 2012**
(d)(1)	Agreement and Plan of Merger among The Edelman Financial Group Inc., Summer Holdings II, Inc. and Summer Merger Sub, Inc., dated April 16, 2012, incorporated herein by reference to Annex A of the Proxy Statement
(d)(2)	Limited Guarantee dated April 16, 2012 by and among LEP Summer Holdings, LLC, Lee Equity Partners Fund, L.P., Lee Equity Strategic Partners Fund, L.P., Lee Equity Strategic Partners Fund (Offshore), L.P. and The Edelman Financial Group Inc.*
(d)(3)	Equity Commitment Letter dated April 16, 2012 by and among LEP Summer Holdings, LLC, Lee Equity Partners Fund, L.P., Lee Equity Strategic Partners Fund, L.P., Lee Equity Strategic Partners Fund (Offshore), L.P. and Summer Holdings II, Inc.*

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(d)(4)	Voting Agreement, dated as of April 16, 2012, among George L. Ball, Ben T. Morris, Don A. Sanders, the 2003 Sanders Children’s Trust, the 1998 Sanders Children’s Trust and Summer Holdings II, Inc., incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(d)(5)	Voting Agreement, dated as of April 16, 2012, among Fredric M. Edelman, The Edelman Financial Center, Inc. and Summer Holdings II, Inc., incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 16, 2012
(d)(6)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and George L. Ball*
(d)(7)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC, Don A. Sanders and the 2003 Sanders Children’s Trust*
(d)(8)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Ben T. Morris*
(d)(9)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Bruce R. McMaken*
(d)(10)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC, Fredric M. Edelman and The Edelman Financial Center, Inc.*
(d)(11)	Contribution Agreement dated April 16, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Edward P. Moore*
(d)(13)	Contribution Agreement dated April 23, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Joseph Bottazzi, II*
(d)(14)	Contribution Agreement dated April 23, 2012 by and among Lee Summer, LP, Lee Summer GP, LLC and Lesley V. Roberts*
(d)(15)	Employment Agreement dated April 16, 2012 by and between Fredric M. Edelman, Lee Summer, LP and The Edelman Financial Center, LLC*
(d)(16)	Employment Agreement dated April 23, 2012 by and between George L. Ball and Sanders Morris Harris Inc.*
(d)(17)	Employment Agreement dated April 23, 2012 by and between Bruce R. McMaken and Sanders Morris Harris Inc.*
(d)(18)	Employment Agreement dated April 23, 2012 by and between Rick Berry and Sanders Morris Harris Inc.*
(d)(19)	Employment Agreement dated April 23, 2012 by and between Ed Moore with Edelman Financial Services, LLC*
(d)(20)	Employment Agreement dated April 23, 2012 by and between Joseph Bottazzi, II and Edelman Financial Services, LLC*
(d)(21)	Employment Agreement dated April 23, 2012 by and between Lesley Roberts with Edelman Financial Services, LLC*
(d)(22)	Management Grant Agreement dated April 16, 2012 by and between Lee Summer, LP and Fredric M. Edelman*
(d)(23)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Lesley V. Roberts*
(d)(24)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Rick Berry*
(d)(25)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Joseph Bottazzi, II*
(d)(26)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and George Ball*
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(d)(27)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Ed Moore*
(d)(28)	Management Grant Agreement dated as of April 23, 2012 by and between Lee Summer, LP and Bruce McMaken*
(d)(29)	Letter dated April 16, 2012 by and among The Edelman Financial Center, Inc., Fredric M. Edelman, Edward P. Moore and The Edelman Financial Group Inc.*
(d)(30)	Letter dated April 12, 2012 by and between Gerardo A. Chapa, Robert C.A. Benjamin, Ricardo Perusquia and The Edelman Financial Group Inc.*
(d)(31)	Lee Summer, LP Management Incentive Plan adopted as of April 16, 2012*
(f)	Chapter 10, Subchapter H of the Texas Business Organizations Code, incorporated herein by reference to Annex C of the Proxy Statement
(g)	None

*	Previously filed on May 17, 2012
**	Previously filed on July 6, 2012
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Edelman Financial Group Inc.

Date: September 20, 2012	By:	/s/ John T. Unger
John T. Unger
Senior Vice President and General Counsel

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summer Holdings II, Inc.

Date: September 20, 2012	By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Treasurer and Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summer Merger Sub, Inc.

Date: September 20, 2012	By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Treasurer and Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEP SUMMER HOLDINGS, LLC

Date: September 20, 2012	By:	/s/ Joseph B. Rotberg
Joseph B. Rotberg
Chief Financial Officer

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS H. LEE

Date: September 20, 2012	/s/ Thomas H. Lee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

George L. Ball

Date: September 20, 2012	/s/ George L. Ball

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fredric M. Edelman

Date: September 20, 2012	/s/ Fredric M. Edelman

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Edelman Financial Center, Inc.

Date: September 20, 2012	By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE EDELMAN FINANCIAL CENTER, LLC

Date: September 20, 2012	By:	/s/ Edward P. Moore
Edward P. Moore
President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDELMAN FINANCIAL SERVICES, LLC

Date: September 20, 2012	By:	/s/ Fredric M. Edelman
Fredric M. Edelman
Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Joseph Bottazzi, II

Date: September 20, 2012	/s/ Joseph Bottazzi, II

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bruce R. McMaken

Date: September 20, 2012	/s/ Bruce R. McMaken

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Edward P. Moore

Date: September 20, 2012	/s/ Edward P. Moore

8

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ben T. Morris

Date: September 20, 2012	/s/ Ben T. Morris

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lesley V. Roberts

Date: September 20, 2012	/s/ Lesley V. Roberts

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Don A. Sanders

Date: September 20, 2012	/s/ Don A. Sanders

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

the 2003 Sanders Children’s Trust

Date: September 20, 2012	By:	/s/ Don Weir
Don Weir
Trustee

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RICK BERRY

Date: September 20, 2012	/s/ Rick Berry

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMENICO CONTI

Date: September 20, 2012	/s/ Domenico Conti
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